UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

CORPORATE EXECUTIVE COMPENSATION POLICY

1. PURPOSE

This Policy establishes the compensation strategy for management, members of advisory committees and the fiscal council (when assembled) of Ultrapar Participações S.A. (“Ultrapar” or “Company”). It was designed to recognize performance, encourage responsible decisions, and share the value created, contributing to an environment where people feel valued, engaged, and part of building the Company’s future. Consistent long-term value creation expands professional growth opportunities and boosts cumulative gains over time, creating a virtuous cycle. It is based on four premises:

•	Establish goals aligned with the strategic objectives, based on a long-term strategic plan. Every year, this plan is translated into measurable goals and indicators that guide the priorities and direct everyone's efforts toward common goals. This way, each employee understands how their work contributes to business results and value creation.
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Recognize the financial, individual and collective performance. The variable compensation is linked to meeting financial and collective goals defined by the budget and strategic plan. This model reinforces meritocracy, recognizes those who deliver consistent results, and encourages a culture of responsibility, collaboration, and high performance.

•	Align long-term interests, seeking improvements and initiatives that strengthen the Company in the long run, not just immediate results. Compensation models are designed to encourage a long-term vision, promoting choices that contribute to continuous growth, financial solidity, and the company's longevity.
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Attract and retain talent, given that engaged and qualified people are fundamental to the success of our strategy. The Policy contributes to attracting and retaining talent by sharing generated results and wealth, reinforcing a sense of belonging, recognition, and being an "owner" of the business.

The compensation strategy includes different dimensions, balanced to ensure the effectiveness of incentives and alignment with the Company’s strategy. These dimensions consider the following:

•	Fixed and variable compensation, balancing predictability, market competitiveness, and incentives for performance, competence, and delivery of results.
•	Short and long-term incentives, promoting both annual execution and longer-term value creation.
•	Individual and collective performance, encouraging both personal contribution and collaboration and teamwork.
•	Cash and shares, sharing created wealth and reinforcing economic alignment with Company performance.

2. MARKET RESEARCH

Ultrapar conducts annual market research for the analysis and benchmarking of its executive compensation practices. For this purpose, specialized external consultants select a group of Ultrapar’s peer companies (origin of capital, size, complexity, activity, and reputation in compensation practices), as defined by the People and Sustainability Committee. If any point for improvement in the compensation strategy is identified, such suggestion is submitted by the Committee to the Board of Directors for decision.

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CORPORATE EXECUTIVE COMPENSATION POLICY

3. MANAGEMENT COMPENSATION

3.1 BOARD OF DIRECTORS

The total compensation of the Company's board members, considering the global compensation approved at the General Meeting, includes fixed monthly fees, 60% of which are paid in cash and 40% in a single grant of shares for the entire term of office. Board members who are also part of the Company’s Executive Board shall only be compensated for the position they hold in the Executive Board.

Fixed compensation

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Fixed fees in cash: A fixed monthly amount considering the global compensation approved by the annual general shareholders’ meeting, intended to compensate for the responsibility and complexity inherent to the position, presenting compatible levels with the compensation of board members of Ultrapar’s peer companies. The Chairman and Vice-Chairman earn higher amounts than the other members, due to the higher responsibility inherent to the positions. In addition to the fees, the Company shall bear the respective social security contributions, when applicable.

•	Fixed fees in shares: Part of the amount of each board member's fixed compensation is converted into shares, under the following main conditions:
• a single grant, at the beginning of the term of office, completely unrelated to performance targets (whether Company or individual targets);
• grant price equal to the average value of the Company's share in the 30 trading sessions preceding the grant date;
• vesting period of 2 years from the date of the commencement of the board member's term of office; and
• additional lock-up period of 2 years after the transfer of shares.

After the lock-up period, the trading process will be subject to the rules established in the Policy on Disclosure of Material Facts and Trading of Securities.

•	Fees for participation on statutory committees

Audit and Risk Committee

Board members participating in this advisory committee to the Board of Directors are entitled to an extra monthly amount equivalent to 50% of a Board member’s monthly fees, consisting of the two portions mentioned above. The Board member serving as Committee coordinator shall receive a monthly amount equivalent to 70% of a board member’s fees, consisting of the two portions mentioned above.

Other Committees

The Board member participating in any other advisory committees to the Board of Directors is entitled to an extra monthly amount equivalent to 33.33% of a Board member’s monthly fees, consisting of the two portions mentioned above. Board members acting as committee coordinators shall earn a monthly amount equivalent to 50% of a board member’s fixed fees. If a Board member is appointed to more than one committee, the monthly compensation amount paid by the Company shall be as mentioned above, without any limit, regardless of the position held on the Board of Directors.

The Chairman of the Board of Directors is not eligible for additional compensation for participation on these committees. Fees for participation on statutory committees will not be reflected in the calculation of the number of shares to be granted.

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Fees for participation on the Board of Directors of Ultrapar’s businesses: The Board member who participates in any of the Boards of Directors of Ultrapar’s subsidiaries shall earn compensation according to internal guidelines of each business.

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CORPORATE EXECUTIVE COMPENSATION POLICY

Variable compensation

Members of the Board of Directors are not eligible for variable compensation.

3.2 FISCAL COUNCIL (WHEN ASSEMBLED)

Fixed compensation:

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Fixed fees: a monthly amount as approved by the general shareholders’ meeting, intended to compensate for the responsibility and complexity inherent to the position of member of the Fiscal Council, taking market benchmark parameters into account, provided it is not 10% lower than the average monthly salary attributed to the Statutory Executive Officers. The Chairman shall earn higher amounts than the other members due to the higher responsibility inherent to the position.

In addition to the fees, the Company shall bear the respective social security contributions, when applicable.

Variable compensation

Members of the Fiscal Council are not eligible for variable compensation.

3.3 STATUTORY EXECUTIVE OFFICERS

The total compensation shall take into account market parameters and best practices, seeking to prioritize the creation of sustainable value for the Company.

Fixed compensation:

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Salary: a monthly amount paid as compensation for the responsibility and complexity inherent to the position, and for each professional’s individual contribution and experience, attempting to maintain levels compatible with those of peer companies. The Company's officers will receive a monthly amount, paid 12 times a year, plus 13th month salary and additional vacation payments.

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Direct and indirect benefits: in order to offer an attractive package of benefits, suited to the general market condition, the Statutory Executive Officers’ fixed compensation includes healthcare, meal vouchers, life insurance, private pension and medical checkup, among others. The Company adopts a retirement policy with the purpose of preparing the executive for termination and enabling succession plans in the organization. The application of the policy is discretionary and the amount of the post-employment benefit arising from this policy consists in potential additional compensation upon termination at Ultrapar’s initiative.

Variable compensation:

The two components below that make up variable compensation are established as salary multiples, paid in accordance with the attainment curve for Company’s goals.

Short-term incentive (ICP): the plan is paid in cash once a year as part of the profit-sharing program. It aims to foster the achievement of the Company’s short-term results and goals. The officers’ goals are linked to the Company’s financial performance (financial goals) and strategic performance (individual and collective goals). Financial goals, which should have a majority weight, are based on the EBITDA and operational cash flow after investments, so that the results presented are aligned with established minimum goals. Collective goals are aligned with the strategic objectives for the year, with 1/3 (or 10% of the total ICP) of the goals should be linked to sustainability purposes.

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CORPORATE EXECUTIVE COMPENSATION POLICY

For calculating the ICP, the executive officer's base salary in December will be used, except in the case of promotion, when the calculation shall be proportional.

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Long-term incentive (ILP): stock-based incentive plan with annual grant. The plan aims to foster the expansion of the Company’s results and value creation. Part of the program includes the establishment of value creation goals measured by Total Shareholder Return (TSR) and Economic Value Added (EVA) over three-year periods, sharing value creation and the risks inherent to the business and the capital markets. Therefore, it promotes the alignment of the long-term interests among shareholders, managers and employees, in addition to strengthening the Company’s ability to attract, retain and align goals with executives.

The stock-based incentive plan and its respective programs approved by the Board of Directors (i) establishes the transfer of shares at the end of the vesting period, upon fulfillment of all contractual conditions set forth; and (ii) may provide for the granting of usufruct of shares, with payment of dividends between the dates of granting and vesting of shares.

Mandatory Ownership of Shares

Since April 30, 2024, the Executive Officers have also been subject to the Stock Ownership Guidelines (SOG). It suggests that executives keep a portion of their compensation in shares while performing their duties at the Company. It not only demonstrates leaders’ commitment to the long-term success of the organization, but also aligns executives’ interests with those of shareholders and investors. It defines that executives will maintain a minimum shareholding position equivalent to (i) at least 5 times the annual fixed compensation for the Ultrapar’s Chief Executive Officer; or (ii) at least 3 times the annual fixed compensation for the Chief Financial and Investor Relations Officer and Chief Executive Officers of the business; (iii) for the other Ultra Group's Statutory and Non-Statutory Executive Officers, it may vary from 1 to 2 times the annual fixed compensation, while they hold positions in the Company, demonstrating long-term alignment with the interests of the shareholders.

Malus clause

All the Long-Term Incentive agreements shall include the malus clause, which provides for the retention of the unvested shares upon verification of fraud or material mistakes in the financial statements that benefited the Company’s manager unlawfully.

Participation on Boards and committees

The participation of the Company's officers on Boards of Directors or advisory boards of companies directly or indirectly controlled by Ultrapar or of companies in which the Company holds a relevant stake will not imply additional compensation for them, except in the cases of publicly traded companies, where they will be entitled to the compensation provided for in the respective compensation policy.

4. GOVERNANCE

The aggregate compensation of management, including any equity-based compensation, and of the Fiscal Council (if installed) shall be determined by the General Shareholders’ Meeting. The Board of Directors shall be responsible, based on the proposal of the People and Sustainability Committee, for establishing the compensation to be attributed to the Chief Executive Officer and to the other members of the Executive Board.

Furthermore, the People and Sustainability Committee, in the exercise of its responsibilities established in the Company's Bylaws, is responsible for supervising the application of the Policy or proposing revisions, at any time, to the Board of Directors.

5. EFFECTIVE PERIOD

This revision of the Policy will be applied to compensations granted after its approval by the Board of Directors. Therefore, the conditions of existing contracts remain unchanged.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

(Corporate Executive Compensation Policy)